Sundial Growers Inc.

#300, 919 – 11 Avenue SW

Calgary, AB T2R 1P3

Canada

July 16, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Courtney Lindsay

RE:	Sundial Growers Inc.

Registration Statement on Form F-1

File No. 333-239886

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Sundial Growers Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will be declared effective under the Securities Act at 4:00 p.m. Eastern Daylight Time on July 20, 2020, or as soon thereafter as is practicable, or such other time as the Company or its outside counsel, Shearman & Sterling LLP, may request by telephone that such Registration Statement be declared effective.

We request that we be notified of such effectiveness by a telephone call to Jason Lehner of Shearman & Sterling LLP at (212) 848-7974 and that such effectiveness also be confirmed in writing.

Very truly yours, Sundial Growers Inc.

/s/ Zachary George
By:	Zachary George
Title:	Chief Executive Officer

cc:	Jason Lehner, Esq.

Merritt Johnson, Esq.

Shearman & Sterling LLP